Rec'd 9/20/06

SECURI 06050138 N

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46604

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/05 (MM/DD/YY) AND ENDING 03/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Loewen, Ondaatje, McCutcheon USA Limited

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Hazelton Lanes, East Tower, 55 Avenue Road, Suite 2250

(No. and Street)

Toronto	Ontario	M5R 3L2
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bernard Arokium (416) 964-4475

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP

(Name – *if individual, state last, first, middle name*)

Suite 3300, Commerce Court West	Toronto	Ontario	M5L 1B2
(Address)	(City)	(State)	(Zip Code)

PROCESSED

OCT 16 2006

THOMSON FINANCIAL

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
SEP 20 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Bernard Arokium, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Loewen, Ondaatje, McCutcheon USA Limited, as of March 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

GARRETT HERMAN, A COMMISSIONER, ETC.,
CITY OF TORONTO, FOR LOEWEN,
ONDAATJE, McCUTCHEON LIMITED,
AND ITS ASSOCIATED COMPANIES.
EXPIRES MAY 24, 2008.

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

KPMG LLP
Chartered Accountants
Suite 3300 Commerce Court West
PO Box 31 Stn Commerce Court
Toronto ON M5L 1B2
Canada

Telephone (416) 777-8500
Fax (416) 777-8818
Internet www.kpmg.ca

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of Loewen, Ondaatje, McCutcheon USA Limited

We have audited the accompanying statement of financial condition of Loewen, Ondaatje, McCutcheon USA Limited as of March 31, 2006, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 of the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Loewen, Ondaatje, McCutcheon USA Limited as of March 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

Chartered Accountants

Toronto, Canada

May 19, 2006

LOEWEN, ONDAATJE, McCUTCHEON USA LIMITED

Statement of Financial Condition
(Expressed in U.S. dollars)

March 31, 2006

Assets

Cash (note 2)	$ 756,564
Due from brokers and dealers (note 3)	78
Securities owned, at fair value	92,492
Income taxes recoverable (note 7)	118,702
Capital assets (note 6)	–
Prepaid expenses	8,785
	$ 976,621

Liabilities and Stockholder's Equity

Liabilities:	
Due to:	
Parent (note 3)	$ 129,369
Clients	78
Accrued liabilities	263,500
	392,947
Stockholder's equity:	
Capital stock (note 4)	600,000
Deficit	(16,326)
	583,674
	$ 976,621

See accompanying notes to financial statements.

LOEWEN, ONDAATJE, McCUTCHEON USA LIMITED

Statement of Operations
(Expressed in U.S. dollars)

Year ended March 31, 2006

Revenue:	
Commissions	$ 172,215
Unrealized gain on securities owned	12,001
Interest	17,769
Foreign exchange gain	65,506
	267,491
Expenses:	
Salaries	182,008
Rent (note 8)	163,790
Commissions	86,109
Professional fees	73,947
Regulatory fees	30,915
Variable sales cost	29,829
Operating, general and administration	13,856
Trading costs	13,155
	593,609
Loss before income taxes	(326,118)
Income tax recovery (note 7)	(106,779)
Loss for the year	$ (219,339)

See accompanying notes to financial statements.

LOEWEN, ONDAATJE, McCUTCHEON USA LIMITED

Statement of Changes in Stockholder's Equity
(Expressed in U.S. dollars)

Year ended March 31, 2006

Capital stock (note 4):	
Balance, beginning of year	$ 375,000
Share issuance for cash	225,000
Balance, end of year	600,000
Deficit:	
Retained earnings, beginning of year	203,013
Loss for the year	(219,339)
Deficit, end of year	(16,326)
Total stockholder's equity	$ 583,674

See accompanying notes to financial statements.

LOEWEN, ONDAATJE, McCUTCHEON USA LIMITED

Statement of Cash Flows
(Expressed in U.S. dollars)

Year ended March 31, 2006

Cash flows from (used in) operating activities:	
Loss for the year	$ (219,339)
Amortization which does not involve cash	6,255
Decrease in deferred lease benefit which does not involve cash	(23,181)
Change in non-cash operating items:	
Decrease in securities borrowed	29,142
Due from/to clients	31,432
Due from/to brokers and dealers	(60,574)
Decrease in income taxes recoverable	27,967
Increase in securities owned	(89,185)
Decrease in prepaid expenses	62,548
Due from/to parent	36,132
Increase in accrued liabilities	170,000
	(28,803)
Cash flows from financing activities:	
Proceeds from issue of common share	225,000
Cash flows from investing activities:	
Transfer of capital assets to LOM (note 6)	31,299
Increase in cash	227,496
Cash, beginning of year	529,068
Cash, end of year	$ 756,564
Supplemental cash flow information:	
Interest paid	$ –
Income taxes paid	–

See accompanying notes to financial statements.

Loewen, Ondaatje, McCutcheon USA Limited (the "Company") was incorporated under the Ontario Business Corporations Act on September 16, 1993. In the United States of America, the Company is registered as a broker-dealer in securities under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers Inc. The Company's primary source of revenue is commission income for securities trade execution for U.S. resident institutional clients. The Company computes its regulatory net capital under the alternative method. The Company clears all transactions with, and for its customers through, its parent, Loewen, Ondaatje, McCutcheon Limited ("LOM"). Through LOM, the Company has a Clearing Agreement with TD Waterhouse Institutional Services, a wholly owned subsidiary of the Toronto Dominion Bank. Accordingly, the Company does not hold customer securities or perform custodial functions relating to customer accounts. Continuing operations of the Company are dependent on LOM's ability to attract and retain clients on behalf of the Company.

The Company is a wholly owned subsidiary of LOM, a Canadian-owned and regulated investment dealer. LOM is a member of the Investment Dealers Association of Canada and all major Canadian stock exchanges. The Company's head office is located in Toronto, Ontario, Canada.

1. Significant accounting policies:

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The significant accounting policies are as follows:

(a) Cash:

Cash consists of cash on deposit.

(b) Securities transactions and balances:

Customers' securities transactions are recorded on a settlement date basis, with related commission income and expense recorded on a trade date basis.

(c) Securities owned:

At March 31, 2006, securities owned consisted of 2,310 shares of NASDAQ Stock Market Inc., which are valued at year end at the closing market price. A total of 2,010 of the shares are currently under a one-year restriction period.

1. Significant accounting policies (continued):

(d) Capital assets:

Capital assets are carried at cost less accumulated amortization. Amortization of furniture and equipment is calculated using the declining-balance method at 20%.

(e) Fair values of financial assets and liabilities:

The fair values of financial assets and liabilities approximate the carrying amounts due to their short-term nature or imminent maturity.

(f) Translation of foreign currencies:

Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the year-end rates of exchange. Revenue and expenses related to foreign currency transactions are translated into U.S. dollars at the average rates of exchange prevailing during the year. Gains or losses resulting from foreign currency translation are included in net income.

(g) Income taxes:

The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the year that includes the date of enactment.

(h) Use of estimates:

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

2. Deposit segregated pursuant to federal and other regulations:

A cash amount of $67,609 has been segregated in a special account for the exclusive benefit of customers under Rule 15c3-3 of the Securities Exchange Commission ("SEC") and is included in cash.

3. Related party transactions:

Under an operating agreement dated April 1, 1994, the Company has entered into an arrangement with its parent, LOM, whereby the parent will perform certain securities execution and clearing activities and record-keeping services as agent for the Company, as well as providing management and administrative services to the Company.

The intercompany balance due to the parent of $129,369 is payable on demand and is non-interest bearing.

Balances with the parent are as follows:

Included in:	
Due from brokers and dealers	$ 78
Due to parent	129,369

4. Capital stock:

Authorized:	
Unlimited common shares	
Issued and outstanding:	
842,322 common shares	$ 600,000

During the year, the Company issued one share to LOM for cash of $225,000.

(Expressed in U.S. dollars)

5. Regulatory net capital requirement:

In the United States of America, as a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the SEC (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company computes its net capital under the alternative method, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items pursuant to SEC Rule 15c3-3. At March 31, 2006, the Company had net capital of $363,695, which is $113,695 in excess of the required minimum net capital of $250,000.

6. Capital assets:

	Cost	Accumulated amortization	Transfer to LOM	Net book value
Furniture and equipment	$ 41,727	$ 10,428	$ 31,299	$ –

Amortization of capital assets charged to income in the year amounted to $6,255. Furniture and equipment were transferred to LOM at net book value upon termination of the Company's office lease (note 8).

7. Income taxes:

The Company files its own federal and provincial tax returns.

For Canadian tax purposes, the Company files stand-alone tax return.

The income taxes recoverable consists of current tax receivable of $118,702 and deferred tax asset of nil.

The current income tax recovery and current deferred income tax recovery included in the statement of operations, as determined in accordance with Financial Accounting Standards Board Statement No. 109, Accounting for Income Taxes, is as follows:

Canadian current income tax recovery	$ (142,580)
Canadian deferred income tax	35,801
	$ (106,779)

7. Income taxes (continued):

A reconciliation of the differences between the expected income tax recovery for income computed at the Canadian statutory income tax rate and the Company's income tax recovery is shown in the following table:

Expected income tax recovery at Canadian federal and provincial tax rates	$ (117,667)
Foreign exchange and other	10,888
	$ (106,779)

8. Office lease termination:

During the year, the Company terminated its office premises lease in New York City and recorded a charge of approximately $75,000, which is classified as part of rent expense.

LOEWEN, ONDAATJE, McCUTCHEON USA LIMITED

Schedule 1 - Computation of Net Capital Pursuant to SEC Rule 15c3-1
(Expressed in U.S. dollars)

March 31, 2006

Total ownership equity from statement of financial condition	$ 583,674
Less non-allowable assets:	
Securities owned	92,492
Income taxes recoverable	118,702
Prepaid expenses	8,785
	219,979
Net capital	363,695
Alternative net capital requirement:	
2% of combined aggregate debit items as shown in formula for determination of reserve requirements under Rule 15c3-3 (or $250,000, if greater)	
Net capital requirement	250,000
Excess net capital	$ 113,695
Net capital in excess of 5% of combined aggregated debit items or $120,000	$ 243,695

The above computation does not differ materially from the computation of net capital under SEC Rule 15c3-1 as of March 31, 2006, filed as amended by the Company on Form X-17A-5 on May 19, 2006.

LOEWEN, ONDAATJE, McCUTCHEON USA LIMITED

Schedule 2 - Computation for Determination of Reserve Requirements Pursuant to SEC Rule 15c3-3
(Expressed in U.S. dollars)

March 31, 2006

Credit balances in customers' securities account:		
Free credit balances	$	78
Reserve computation	$	78
Amount of cash held on deposit on "special account for the exclusive benefit of customers"	$	67,609

The above computation does not differ from the computation of reserve requirements under SEC Rule 15c3-3 as of March 31, 2006, filed by the Company on Form X-17A-5.

KPMG LLP
Chartered Accountants
Suite 3300 Commerce Court West
PO Box 31 Stn Commerce Court
Toronto ON M5L 1B2
Canada

Telephone (416) 777-8500
Fax (416) 777-8818
Internet www.kpmg.ca

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors of Loewen, Ondaatje, McCutcheon USA Limited

In planning and performing our audit of the financial statements of Loewen, Ondaatje, McCutcheon USA Limited (the "Company") as at and for the year ended March 31, 2006, we considered its internal control, including control procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g): (i) in making the periodic computations of net capital under Rule 17a-3(a)(11) and (ii) for determining compliance with certain exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and the recording of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the third paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2006 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, the SEC, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Chartered Accountants

Toronto, Canada

May 19, 2006